						Exhibit 12(a)

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					March 31,
	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$76,812	$65,220	$59,882	$70,479	$85,250	$86,284
Interest applicable to rentals	5,183	4,255	2,299	2,356	3,572	2,894

Total fixed charges, as defined	81,995	69,475	62,181	72,835	88,822	$89,178

Earnings as defined:
Net Income	$12,038	$51,136	$48,916	$54,137	$58,921	$70,030
Add:
Provision for income taxes:
Total	5,489	23,318	17,192	27,325	36,249	43,025
Fixed charges as above	81,995	69,475	62,181	72,835	88,822	89,178

Total earnings, as defined	$99,522	$143,929	$128,289	$154,297	$183,992	$202,233

Ratio of earnings to fixed charges, as defined	1.21	2.07	2.06	2.12	2.07	2.27